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                            LINCOLN NATIONAL CORPORATION

                  EXHIBIT 11 - COMPUTATION OF PER SHARE EARNINGS

Year Ended December 31                     1996         1995        1994

PRIMARY

 Average shares outstanding (assuming
  conversion of series A, E and F
  preferred stock) ---------------------- 104,560,880 104,115,650 103,863,196
 Net effect of dilutive stock
  options (based on the treasury stock
  method using average market price) ----     855,470     701,494     506,601

    Total shares outstanding ------------ 105,416,350 104,817,144 104,369,797


FULLY DILUTED

 Average shares outstanding (assuming
  conversion of Series A, E and F
  preferred stock) ---------------------- 104,560,880 104,115,650 103,863,196
 Net effect of dilutive stock options
  (based on the treasury stock method
  using the year-end market price,
  if higher than average market price) --   1,011,636   1,115,139     506,764

    Total shares outstanding ------------ 105,572,516 105,230,789 104,369,960


DOLLAR INFORMATION (000's Omitted)

  Net Income ----------------------------    $513,558    $482,186    $349,898



NET INCOME PER SHARE

  Primary -------------------------------      $4.87        $4.60       $3.35

  Fully Diluted -------------------------      $4.86        $4.58       $3.35



Notes:  1.    Earnings per share are computed based on the average number of common shares outstanding during each year after assuming conversion of the series A, E and F preferred stock.

        2. LNC did not include the dilutive impact of the stock option program in the computation of the earnings per share information appearing in the consolidated financial statements since it was immaterial.